Exhibit 12.01

XCEL ENERGY INC.
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars)

	March 31,	December 31,
	2007	2006	2005	2004	2003	2002
Earnings as defined:
Pretax income from continuing operations	$166,423	$750,092	$672,577	$684,199	$693,516	$793,701
Add:
Fixed charges	161,940	622,554	593,707	579,447	586,392	547,357
Deduct:
Undistributed equity in earnings (loss) of unconsolidated affiliates	695	2,775	712	3,342	4,833	(2,644)
Earnings as defined	327,668	1,369,871	1,265,572	1,260,304	1,275,075	1,343,702

Fixed Charges:
Interest charges within rental expense	161,940	622,554	593,707	579,447	563,661	509,013
Preference security dividend requirements of consolidated subsidiaries		—	—	—	22,731	38,344
Total fixed charges	$161,940	622,554	593,707	579,447	586,392	547,357

Ratio of earnings to fixed charges	2.0	2.2	2.1	2.2	2.2	2.5